

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 2, 2007

Mr. Norman G. Knecht
Vice President, Finance & Chief Financial Officer
Compton Petroleum Corporation
Suite 3300, 425 – 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re: Compton Petroleum Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated September 19, 2007**
> **File No. 001-32643**

Dear Mr. Knecht:

We have reviewed your Form 40-F for the fiscal year ended December 31, 2006, and your response letter dated September 19, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 20.3 – Management's Discussion and Analysis, page 1

Results of Operations, page 1

1.   We have read your response to prior comment 4, indicating you would modify your description of the non-GAAP measure presently identified as "cash flow from operations" to say that it also excludes changes in non-cash items; although you propose no change to disclosure of the non-GAAP measure identified as "operating earnings" because you believe this is different from the GAAP

measure of net earnings. Unfortunately, the action you have proposed does not sufficiently alleviate the concerns outlined in our prior comment, which arise from your use of GAAP labeling for non-GAAP measures, notwithstanding your efforts at redefining these measures in the filing. If you wish to retain your measures without the compensating disclosures requested in our prior comment, you will need to select labels that are representationally faithful, which do not suggest you are presenting complete measures of operating cash flows or operating earnings, as you have done on pages 1 and 2 of your MD&A. Please revise your disclosures accordingly. We suggest that you submit the proposed revisions you intend to make in response to this comment. Please understand that if you are unable find appropriate labeling, more extensive disclosure will be necessary, as outlined in our prior comment. We reissue prior comment 4.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief